Exhibit 1

PRESS RELEASE

Borqs Technologies Receives Delisting Notice From Nasdaq And Intends To Request

For A Hearing To Appeal The Delisting Decision

Santa Clara, California, November 19, 2019 – Borqs Technologies, Inc. (Nasdaq: BRQS, the “Company”), a global leader in embedded software and products for the Internet of Things (IoT) industry, announces that on November 13, 2019, the Company received a notice from the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not file its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 by November 11, 2019, the extended deadline previously approved by the Staff for filing such report. Therefore, the Company’s ordinary shares may be subject to delisting from The Nasdaq Capital Market unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”).

The Company intends to appeal the Staff’s determination and regain compliance with the applicable Nasdaq listing requirements by the time it completes the appeal process. However, there can be no assurance that the Company will be able to satisfy the applicable listing requirements. The request for a hearing will automatically stay the suspension of the Company’s securities for a period of 15 days from the date of the request. The Company intends to request a further stay of the suspension to remain in place until the hearing by the Panel takes place and the Panel issues a decision; however, there can be no assurance that such extended stay will be granted.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. The Company designs, develops and provides turnkey solutions across device form factors such as smartphones, tablets, smartwatches, trackers, automotive IVI, and vertical application devices (for restaurants, payments etc.). For more information, please visit the Company’s website (www.borqs.com).

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com